UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2021

Discount Print USA, Inc.

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

86-2520968

(I.R.S. Employer Identification Number)

4460 W Hacienda Ave.

Suite 103

Las Vegas, NV 89118

702-527-3536

(Full mailing address of principal executive offices and Issuer's telephone number, including area code)

TABLE OF CONTENTS

Item 1.Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words believes, project, expects, anticipates, estimates, intends, strategy, plan, may, will, would, will be, will continue, will likely result, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Company Overview and Plan of Operation

Discount Print USA, Inc is a Wyoming Corporation (The “Company”). The Company was initially formed on June 17, 2019. The Company currently operates the following business operations:

Discount Print USA, Inc is a commercial printing management company that offers low priced printing services to a wide variety of businesses as well as individuals. We offer online, demand, digital, and offset printing services through a website geared towards major cities through a series of virtual offices. We are a marketing company that provides printing services then outsources order completion and delivery direct to the customer. Additionally, being headquartered in Las Vegas, Nevada, we have developed a division which specializes in assisting convention participants with printing services.

We market Tradeshow Booth Displays, Large Format Printing, and a large variety of printing products such as the list below:

·Brochures/Flyers

·Business Cards

·Calendars

·Door Hangers

·Envelopes

·Foam Board Printing

·Gator Board Printing

·Sintra (PVC) Board Signs

·Presentation Folders

·Tradeshow Booth Displays

·Large Format Printing

·Modular Displays

·Outdoor Displays & much more

Business Development Plan

We plan to eventually have virtual offices in every major city so we can capture business from conventions and businesses throughout America. These offices are low-cost effective suites in various metropolitan areas and cities throughout the country that serve primarily as a physical local pick-up location for nationwide clients. Customer traffic is driven through an extensive on-line presence through major internet search engines (i.e. Google, etc.) with locally addressed listings throughout the country. This effectively streamlines the Company’s overhead costs and increases margins and profit revenue, without compromising customer service and product delivery. To date, the Company has opened 39 virtual offices nationwide.

12-Month Plan & Working Capital Priorities

Over the next 12 months, we will continue expanding our current operations by opening additional virtual offices in various major cities throughout the U.S. While the Company is largely an internet-based service provider, virtual offices allow us to establish a physical presence in the city where a virtual office is located and to more effectively market and advertise the Company’s services to local businesses and communities. Based on startup costs associated with the Company’s operating Las Vegas, Nevada location (office lease, local advertising and marketing expenses, website design, Search Engine Optimization services (SEO), etc.), we conservatively estimate we will be able to open a minimum of 10 virtual offices for every $30,000 in capital raised. Contingent on the amount of capital raised in this offering, we intend to open a minimum of 100 virtual offices over the next 12 months. The Company’s planned use of proceeds with respect to working capital are listed below in order of priority:

-Open new virtual office locations

-Increase marketing and advertising efforts for existing virtual offices

-Ensure satisfaction of any Company financial obligations

-Establish a financial reserve

Results of Operations

Six Months ended December 31, 2021 compared to Six Months ended December 31, 2020.

Revenues – For the six months ended December 31, 2021, we generated revenues of $143,440 compared to $17,758 for the six months ended December 31, 2020.

Cost of Goods Sold – For the six months ended December 31, 2021, cost of goods sold was $70,102 compared to $5,791 for the six months ended December 31, 2020.

Operating Expenses – For the six months ended December 31, 2021 and 2020, our business incurred operating expenses in the amount of $246,723 and $113,740, respectively, consisting of professional fees and general and administrative expenses.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended Decmber 31, 2021 and 2020 was $68,703 and $4,010, respectively.

Net Cash provided by financing activities for the six months ended December 31, 2021 and 2020 was $90,445 and $(500), respectively.

As of December 31, 2021, we had $104,445 in long-term notes payable.

As of December 31, 2021 the Company had current liabilities in the amount of $64,318, consisting of a combination of accounts payable and short-term notes payable, including a balance of $40,365 owed to related parties.

As of December 31, 2021, the Company had $22,928 in cash to fund its operations. The Company does not believe its current cash balance will be sufficient to allow the Company to fund its planned operating activities for the next twelve months.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations or substantially curtail some of its planned activities.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities should the Company be unable to continue as a going concern.

As the Company continues to incur losses, achieving profitability is dependent on achieving a level of revenues adequate to support the Company's cost structure.  The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital.  Management intends to fund future operations through additional private or public equity offering and may seek additional capital through arrangements with strategic partners of from other sources.  There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.  Any equity financing may be dilutive to existing shareholders.

In order to move forward with our business development plan set forth above, we will require additional financing, as allocated in the Use of Proceeds section above.

We will require substantial additional financing, in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing and we may not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible.

We are currently seeking additional financing. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

Off Balance Sheet Arrangements

As of December 31, 2021 there were no off balance sheet arrangements.

Going Concern

The Company has experienced a net loss and had an accumulated deficit of $(575,900) as of December 31, 2021. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

We have identified the policies outlined in the attached financial statements as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings.

The Company is not presently involved in any other legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3. Financial Statements

FINANCIAL STATEMENTS

DISCOUNT PRINT USA, INC.

December 31, 2021

(Unaudited)

Discount Print USA, Inc.
Condensed Balance Sheets

ASSETS

	Decmber 31,	June 30,
	2021	2021
	(Unaudited)	(Audited)
CURRENT ASSETS

Cash	$22,928	$1,366
Accounts receivable, net	-	40
Other current assets	609	1,378

Total Current Assets	23,537	2,784

Non-current assets
Property and Equipment, Net	9,533	11,000
Operating lease right-of-use asset	-	-

TOTAL ASSETS	$33,071	$13,784

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable and accrued expenses	$21,792	$50,397
Accounts Payable - related party	40,365	3,798
Notes payable -short term	2,160	16,160

Total Current Liabilities	64,318	70,355
LONG-TERM LIABILITIES
NOTES PAYABLE	104,445	-

Total Liabilities	168,762	70,355

STOCKHOLDERS' DEFICIT

Preferred stock: 5,000,000 shares authorized,
at $0.0010 par value, 5,000 issued and outstanding.	$5	$5
Common stock: 95,000,000 shares authorized,
at $0.0010 par value, 34,542,949 and 27,876,272 issued and outstanding.	37,321	27,876
Additional paid-in capital	402,882	317,882
Accumulated deficit	(575,900)	(402,334)
Total Stockholders' Deficit	(135,692)	(56,571)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$33,071	$13,784

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2021	2020	2021	2020
REVENUES
Revenues	$68,387	$9,098	$143,440	$17,758
COST OF SALES	39,130	4,981	70,102	5,791
GROSS MARGIN	29,257	4,117	73,338	11,967

OPERATING EXPENSES
Professional fees	49,954	57,233	173,168	71,141
General and administrative	25,366	33,848	73,556	42,599
Total Operating Expenses	75,320	91,081	246,723	113,740

OPERATING LOSS	(46,063)	(86,964)	(173,386)	(101,773)

LOSS BEFORE INCOME TAXES	(46,063)	(86,964)	(173,386)	(101,773)

Provision for income taxes	-	-	-	-
NET LOSS BEFORE NON-CONTROLLING INTEREST	(46,063)	(86,964)	(173,386)	(101,773)

COMPREHENSIVE LOSS	$(46,063)	$(86,964)	$(173,386)	$(101,773)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)	$(0.00)	$(0.00)
BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	20,170,190	20,170,190	20,170,190	20,170,190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Stockholders' Deficit
(Unaudited)
	Six-Month Period Ended December 31, 2021

					Additional
	Common Stock		Preferred Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, July 1, 2021	27,876,272	$27,876	5,000	$5	$317,882	$(402,334)	$(56,571)

Common stock issued for services	6,666,677	6,667	-	-	60,000	-	66,667

Net loss	-	-	-	-	-	(127,502)	(127,502)

Balance, September 30, 2021	34,542,949	$34,543	5,000	$5	$377,882	$(529,836)	(117,406)

Common Stock issued for services	2,777,770	2,778			25,000		27,778

Net loss	-	-	-	-	-	(46,063)	(46,063)

Balance, December 31, 2021	37,320,719	$37,321	5,000	$5	$402,882	$(575,899)	(135,691)

Discount Print USA, Inc.
Condensed Consolidated Statements of Stockholders' Deficit
(unaudited)
	Six Month Period Ended December 31, 2020
	Common Stock		Preferred Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, July 1, 2020	20,170,190	$20,170	5,000	$5	$17,344	$(78,440)	$(40,921)

Common stock issued for cash	2,000,000	2,000	-	-	80,000	-	82,000

Common stock issued for services	2,000,000	2,000	-	-	6,000	-	8,000

Net loss	-	-	-	-	-	-	-

Balance, September 30, 2020	24,170,190	$24,170	5,000	$5	$103,344	$(78,440)	49,079

Net loss	-	-	-	-	-	(101,773)	(101,773)

Balance, December 31, 2020	24,170,190	$24,170	5,000	$5	$103,344	$(180,213)	(52,694)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Discount Print USA, Inc.
Condensed Statements of Cash Flows
(Unaudited)

	For the Six Months Ended
	December 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(173,386)	$(14,810)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock issued for services	94,445	-
Changes in operating assets and liabilities
Trade accounts receivable	40	-
Prepaid expenses and other current assets	769	-
Tax refunds receivable	-	-
Depreciation and amortization	1,467	-
Accounts payable and accrued expenses	(28,605)	10,965
Related party accounts payable	36,568	(165)
Net Cash Used in Operating Activities	(68,703)	(4,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable - long term	104,445	3,000
Proceeds from note payable - short term	(14,000)	(3,500)
Net Cash Provided by Financing Activities	90,445	-500

EFFECTS OF EXCHANGE RATES ON CASH	-	-

NET CHANGES IN CASH	21,742	(4,510)
CASH AT BEGINNING OF PERIOD	1,366	3,771

CASH AT END OF PERIOD	$22,928	$(739)

CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$-	$-
Income Taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Item 4. Exhibits

Index to Exhibits

		Filed	Incorporated by Reference
Exhibit No.	Description	Herewith	Filing Type	Date
1A-2A	Articles of Incorporation		1-A	10/14/2021
1A-2B	Bylaws		1-A	10/14/2021
1A-3.1	Certificate of Designation – Series B Preferred Stock		1-A	10/14/2021
1A-4	Subscription Agreement		1-A	10/14/2021
1A-6.1	Note Purchase Agreement with Quick Capital, LLC dated July 29, 2021		1-A	10/14/2021
1A-6.2	Convertible Note Issued to Quick Capital, LLC on July 29, 2021		1-A	10/14/2021
1A-6.3	Stock Purchase Warrant Issued to Quick Capital, LLC on July 29, 2021		1-A	10/14/2021
1A-11	Auditor’s Consent		1-A	10/14/2021
1A-12	Legal Opinion of JDT Legal, PLLC		1-A	10/14/2021